UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Transaction in Own Shares

15 July, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 15 July, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
15/07/2026	1,543,000	£ 31.8650	£ 31.3100	£ 31.6176	LSE	GBP
15/07/2026	302,000	£ 31.8600	£ 31.3100	£ 31.6148	Chi-X (CXE)	GBP
15/07/2026	1,230,000	£ 31.8600	£ 31.4000	£ 31.6341	BATS (BXE)	GBP

 These share purchases form part of the Company's share buy-back programme previously announced on 7 May 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 7 May 2026 up to and including 24 July 2026.

Any such share purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260715_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/d82a3ddf-62f1-402d-981a-9bc7717393de)

Transaction in Own Shares

16 July, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 16 July, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
16/07/2026	1,567,000	£ 31.6700	£ 31.1050	£ 31.5033	LSE	GBP
16/07/2026	303,000	£ 31.6700	£ 31.1300	£ 31.5018	Chi-X (CXE)	GBP
16/07/2026	1,277,000	£ 31.6600	£ 31.1150	£ 31.4845	BATS (BXE)	GBP

These share purchases form part of the Company's share buy-back programme previously announced on 7 May 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 7 May 2026 up to and including 24 July 2026.

Any such share purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260716_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/626c0c2d-4403-47fd-95f0-b4e0b0ba5bda)

Transaction in Own Shares

17 July, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 17 July, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
17/07/2026	518,785	£ 32.3400	£ 31.8100	£ 32.2060	LSE	GBP
17/07/2026	103,300	£ 32.3350	£ 31.8150	£ 32.1786	Chi-X (CXE)	GBP
17/07/2026	1,263,000	£ 32.5450	£ 31.8250	£ 32.2889	BATS (BXE)	GBP

These share purchases form part of the Company's share buy-back programme previously announced on 7 May 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 7 May 2026 up to and including 24 July 2026.

Any such share purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260717_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/f6a932dd-fea4-43db-b4e3-d787a6e669fc)

Transaction in Own Shares

20 July, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 20 July, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
20/07/2026	90,000	£ 32.5500	£ 31.8350	£ 32.1249	LSE	GBP
20/07/2026	-	-	-	-	Chi-X (CXE)	GBP
20/07/2026	94,107	£ 31.8500	£ 31.8500	£ 31.8500	BATS (BXE)	GBP

These share purchases form part of the Company's share buy-back programme previously announced on 7 May 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 7 May 2026 up to and including 24 July 2026.

Any such share purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260720_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/f208d5c5-655f-4f23-a392-9550188fbbb2)

Transaction in Own Shares

21 July, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 21 July, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
21/07/2026	75,000	£ 32.4950	£ 32.1000	£ 32.3494	LSE	GBP
21/07/2026	-	-	-	-	Chi-X (CXE)	GBP
21/07/2026	-	-	-	-	BATS (BXE)	GBP

These share purchases form part of the Company's share buy-back programme previously announced on 7 May 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 7 May 2026 up to and including 24 July 2026.

Any such share purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260721_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/ed575ac0-9a25-4d2c-8221-d4e1ec7010ef)

Transaction in Own Shares

22 July, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 22 July, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
22/07/2026	75,000	£ 33.2100	£ 32.8700	£ 33.0385	LSE	GBP
22/07/2026	-	-	-	-	Chi-X (CXE)	GBP
22/07/2026	-	-	-	-	BATS (BXE)	GBP

These share purchases form part of the Company's share buy-back programme previously announced on 7 May 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 7 May 2026 up to and including 24 July 2026.

Any such share purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260722_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/213414c3-a208-4341-b7c2-89c603d3718f)

Transaction in Own Shares

23 July, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 23 July, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
23/07/2026	75,000	£ 33.5850	£ 33.3150	£ 33.4325	LSE	GBP
23/07/2026	-	-	-	-	Chi-X (CXE)	GBP
23/07/2026	-	-	-	-	BATS (BXE)	GBP

These share purchases form part of the Company's share buy-back programme previously announced on 7 May 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 7 May 2026 up to and including 24 July 2026.

Any such share purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260723_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/71472336-1b5c-4fd6-a251-727e7ff908a9)

Transaction in Own Shares

24 July, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 24 July, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
24/07/2026	70,010	£ 33.2650	£ 32.9050	£ 33.0823	LSE	GBP
24/07/2026	-	-	-	-	Chi-X (CXE)	GBP
24/07/2026	-	-	-	-	BATS (BXE)	GBP

These share purchases form part of the Company's share buy-back programme previously announced on 7 May 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 7 May 2026 up to and including 24 July 2026.

Any such share purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260724_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/61971f69-bac3-41d8-ae6e-8af534f902f2)

Transaction in Own Shares

30 July 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 30 July 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
30/07/2026	1,000,000	£ 33.8400	£ 33.1150	£ 33.4619	LSE	GBP
30/07/2026	-	-	-	-	Chi-X (CXE)	GBP
30/07/2026	-	-	-	-	BATS (BXE)	GBP
30/07/2026	500,000	€ 39.5100	€ 38.7500	€ 39.1638	XAMS	EUR
30/07/2026	-	-	-	-	CBOE DXE	EUR
30/07/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260730_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/89f44f79-e429-462e-a8ad-6dd51c925a41)

Transaction in Own Shares

July 31, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 31 July 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
31/07/2026	1,030,000	£ 34.0950	£ 33.3650	£ 33.7866	LSE	GBP
31/07/2026	-	-	-	-	Chi-X (CXE)	GBP
31/07/2026	-	-	-	-	BATS (BXE)	GBP
31/07/2026	500,000	€ 39.9700	€ 39.1350	€ 39.5819	XAMS	EUR
31/07/2026	-	-	-	-	CBOE DXE	EUR
31/07/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260731_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/e6da3602-5e04-48b3-9740-e42c0c09aa02)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396, 333-272192 and 333-292109).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: August 3, 2026	/s/ Karen Heslop
Karen Heslop
Deputy Company Secretary